OPTEUM MORTGAGE ACCEPTANCE CORPORATION
W. 115 CENTURY ROAD
PARAMUS, NJ 07652

November 20, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Julie F. Rizzo, Esq.

Re:           Opteum Mortgage Acceptance Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-131680)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Act”), Opteum Mortgage Acceptance Corporation (the “Registrant”) is hereby filing a delaying amendment with respect to the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-131680, which was filed with Securities and Exchange Commission (“Commission”) on November 17, 2009 (the “Post-Effective Amendment”). The Post-Effective Amendment relates to the addition of the internet address of the link to static pool information in the Registration Statement.

The Registrant hereby amends the Post-Effective Amendment to delay its effective date until the Registrant shall file a further amendment which specifically states that the Post-Effective Amendment shall thereafter become effective in accordance with Section 8(a) of the Act or until the Post-Effective Amendment shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If you have any questions or comments with respect to this filing, please contact Richard Simonds, Jr. of Sonnenschein Nath & Rosenthal LLP at 212-768-6936.

Very truly yours,

OPTEUM MORTGAGE ACCEPTANCE CORPORATION

By:  /s/ Robert E. Cauley
Name: Robert E. Cauley
Title:           President